

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 21, 2016

<u>Via E-mail</u>
Robert J. Enck
President and Chief Executive Officer
c/o Equinox Fund Management, LLC
1775 Sherman Street, Suite 2010
Denver, Colorado 80401

> **Re: Equinox Frontier Funds**
> **Equinox Frontier Diversified fund**
> **Equinox Frontier Master Fund**
> **Equinox Frontier Long/Short Commodity Fund**
> **Equinox Frontier Balanced Fund**
> **Equinox Frontier Select Fund**
> **Equinox Frontier Winton Fund**
> **Equinox Frontier Heritage Fund**
> **Preliminary Proxy Statements on Schedule 14A**
> **Filed December 2, 2016**
> **File No. 000-51274**

Dear Mr. Enck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. It appears your proposal is seeking shareholder approval to (1) change the managing owner; (2) enter into the Unit Purchase Agreement; (3) amend the Trust Agreement; and (4) redeem the remainder of Equinox's General Units. Please revise your disclosure to clarify that you are seeking shareholder approval for all these items, if true. Please also revise your proxy statement to unbundle these items into separate proposals. Refer to Rule 14a-4(a)(3) of Regulation 14A.

2. Please tell us what consideration you have given to including a copy of the Second Amended and Restated Declaration of Trust, the Trust Agreement, and the Unit Purchase Agreement as annexes to your proxy statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Matthew K. Kerfoot, Esq.